December 8, 2008

Mr. Roman Gregorig
Vice President and Principal Financial Officer
Superfund Capital Management, Inc.
Otway Building
P.O. Box 1479
Grand Anse
St. George's, Grenada
West Indies

Re: Superfund Gold, L.P.
Amendment No. 1 to Form S-1
Registration No. 333-151632
Filed November 6, 2008

Dear Mr. Gregorig:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to our prior comment 4. Please revise the cover page to clarify, if true, that subscriptions received during the initial offering period will be held until expiration of the initial offering period and any extension of that period, and that all of those subscriptions will be filled at the initial NAV per unit. Also, please clarify whether subscribers during the initial offering period have any opportunity to revoke subscriptions before expiration of the period.

2.   Please explain to us why the initial NAV per unit will equal the dollar price per ounce of gold established by the gold pool members of the London Bullion Market Association. We note disclosure on the cover page and elsewhere in the document that suggests each series will invest in futures contracts for gold as well as futures and forward positions in other markets. Similarly, please tell us why the monthly NAV per unit will be stated in both ounces of gold and dollars. This practice would seem to suggest that the fund is investing only in futures positions in gold.

The Risks You Face, page 10

3.   We have reviewed your response to our prior comment 9. Please include additional disclosure, where appropriate, indicating that you can effect your trading strategy at an account size of $1,000,000. Also clarify in the prospectus if it is your intent to begin trading when you have received the $1,000,000 capital contribution from your general partner.

Trading Strategy, page 18

4.   Please revise to disclose the reasons for maintaining a dollar-for-dollar gold position, considering that gold contracts will constitute only a small portion of the total portfolio for each series. In this regard, please tell us why you believe that it is appropriate to name the fund Superfund Gold, LP when an investor's interest will be tied only marginally to the price of gold.

Financial Statements

5.   As the fund has been in existence for less than one year, please provide an audited balance sheet as of a date within 135 days of the date of your amended filing. Reference is made to Rule 3-01 (a) of Regulation S-X.

Exhibit 8.01

6.   Please tell us why you believe it is appropriate for counsel to base its opinion on management's belief that all of the income generated by each Series will be "qualifying income." The tax treatment of each Series' income appears to be a legal conclusion that is essential to counsel's opinion on the partnership status of each Series. We recognize that counsel must make assumptions about the expected income, but it appears that counsel's opinion should not, in effect, assume the tax treatment of that income. Please provide a revised opinion and similarly revise the disclosure in the prospectus.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Daniel F. Spies, Esq.
        Sidley Austin LLP
        Via facsimile (312) 853-7036